

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2022

Leonard Stella
President
Purthanol Resources Limited
2711 Centreville Rd., Suite 400
Wilmington, DE 19808

> **Re: Purthanol Resources Limited**
> **Amendment No. 4 to Registration Statement on Form 10-12G**
> **Filed September 12, 2022**
> **File No. 000-33271**

Dear Mr. Stella:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form 10-12G filed September 12, 2022

General

1. Your registration statement automatically became effective 60 days after its initial filing pursuant to Section 12(g)(1). As you are now subject to the reporting requirements of the Exchange Act of 1934, please tell us when you plan to file your Forms 10-Q.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 16

2. Please provide an Exhibit 16 letter as required by Item 601 of Regulation S-K regarding the resignation of TAAD, LLP.

Note 7 - Restatement, page F-9

3.   Please revise to describe the errors identified and the effects of their correction on each financial statement line item on the Statement of Shareholders' Equity (Deficit) and Statement of Cash Flows. Refer to ASC 250-10-50-7.

       You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Ron Mclntyre